

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

<u>VIA E-mail</u>
Ms. Julie Brown
Chief Financial Officer
Smith & Nephew plc
15 Adam Street
London WC2N 6LA

> **Re: Smith & Nephew plc**
> **Form 20-F for the year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-14978**

Dear Ms. Brown:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2012

Note 18- Provisions and Contingencies, page 121

1.   We note from your disclosures on page 52 that you expect to incur expenses related to certain hip implants. Please explain to us the nature of the costs you expect to incur, including how you plan to account for such costs. Additionally please tell us how you considered the guidance set forth in paragraph of 86 of IFRS 37 in this matter.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief